# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: OneConnect Financial Technology Co., Ltd., CIK 0001780531
CUSIP: 68248T204
Title of class of securities: Ordinary Shares, par value US$0.00001 per share, represented by American Depositary Shares
Address of issuer's principal executive offices: 21/24F, Ping An Finance Center,, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, China (F4), 518000
Date of event which requires filing of this statement: 03/01/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001802730
Persons authorized to receive notices and communications: Yanmei Dong, Maples Corporate Services (BVI) Limited, Kingston Chambers, P.O. Box 173, Road Town, Tortola, Virgin Islands British (D8), VG1110, 86-755-2262-7970

## Reporting persons
- Bo Yu Limited (CIK 0001802730): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC), other (OO); sole voting power 541,138,998; shared voting power 0; sole dispositive power 541,138,998; shared dispositive power 0; aggregate amount beneficially owned 541,138,998 (46.3% of the class)
  Comment: 1.Each of row 7, 9 and 11 represents the Ordinary Shares reported by Bo Yu Limited ("Bo Yu") including (i) 353,077,356 Ordinary Shares of the Issuer held of record by Bo Yu, and (ii) up to 188,061,642 Ordinary Shares of the Issuer that Bo Yu has the right to acquire upon exercise of the Offshore Call Options (as defined below) at any time.
  
  Pursuant to the amended and restated option agreement dated May 12, 2021 (the "Amended and Restated Option Agreement"), each of the shareholders of Yi Chuan Jin Limited ("Yi Chuan Jin," a British Virgin Islands company that owns 100% of the equity interests in Sen Rong Limited, which held of record 188,061,642 Ordinary Shares of the Issuer as of March 31, 2024), has granted call options (the "Offshore Call Options"), to Bo Yu over his or her respective 5,000 Ordinary Shares in the issued share capital of Yi Chuan Jin (representing 100% of his/her shares in Yi Chuan Jin), and all securities in Yi Chuan Jin which are derived from such shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time. Bo Yu may exercise the Offshore Call Options, in whole or in part, according to the following schedule: (a) up to 50% of the Offshore Call Options may be exercised from the date of the Amended and Restated Option Agreement until the third anniversary thereof; and (b) 100% of the Offshore Call Options may be exercised, during the period commencing immediately after the third anniversary of the date of the Amended and Restated Option Agreement and ending on the tenth anniversary of the first day of such period, or such other period as extended by Bo Yu.
  
  2.Row 13 represents the percentage calculated based on 1,169,980,653 Ordinary Shares of the Issuer issued and outstanding as of March 3, 2025, as reported by the Issuer in its current report on Form 6-K filed with the Securities and Exchange Commission on March 3, 2025 (the "Form 6-K").
- Ping An Insurance (Group) Company of China, Ltd. (CIK 0001301951): type of reporting person: corporation (CO), insurance company (IC), parent holding company or control person (HC); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 563,826,366; shared voting power 0; sole dispositive power 563,826,366; shared dispositive power 0; aggregate amount beneficially owned 563,826,366 (48.2% of the class)
  Comment: 1. Each of row 7, 9 and 11 represents the Ordinary Shares reported by Ping An Insurance (Group) Company of China, Ltd. ("Ping An") including (i) 353,077,356 Ordinary Shares of the Issuer held of record by Bo Yu, (ii) up to 188,061,642 Ordinary Shares of the Issuer that Bo Yu has the right to acquire upon exercise of the Offshore Call Options (as defined below) at any time, and (iii) 22,687,368 Ordinary Shares (in the form of 756,245.6 ADSs) of the Issuer held of record by China Ping An Insurance Overseas (Holding) Limited ("PAOH").
  
  PAOH is a limited liability company incorporated in Hong Kong with its registered business address at Suite 2318, 23rd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong. Ping An ultimately wholly owns PAOH and Bo Yu. As such, Ping An is deemed as the beneficial owner of the Ordinary Shares of the Issuer held by PAOH and Bo Yu.
  
  2.Row 13 represents the percentage calculated based on 1,169,980,653 Ordinary Shares of the Issuer issued and outstanding as of March 3, 2025, as reported by the Issuer on the Form 6-K.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.00001 per share, represented by American Depositary Shares
Name of issuer: OneConnect Financial Technology Co., Ltd.
Address of issuer's principal executive offices: 21/24F, Ping An Finance Center,, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, China (F4), 518000
Comment:
The Reporting Persons were previously eligible to report their beneficial ownership of Ordinary Shares on Schedule 13G pursuant to Rule 13d-1(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons jointly filed a Schedule 13G on February 14, 2020, as amended by Amendment No. 1 dated February 11, 2021, Amendment No. 2 dated February 14, 2022, Amendment No. 3 dated February 13, 2023, and Amendment No. 4, dated November 5, 2024.

The Reporting Persons are jointly filing this Schedule 13D in connection with the Indicative Proposal (as defined under Item 4 below) pursuant to Rule 13d-1(e) of the Exchange Act.

This Schedule 13D relates to the Ordinary Shares, par value US$0.00001 per share, of OneConnect Financial Technology Co., Ltd. (the "Ordinary Shares"), which has its principal executive offices at 21/24F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, 518000, The People's Republic of China.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed on behalf of Bo Yu Limited, a BVI company, and Ping An, a joint stock limited company with limited liability registered and existing under the laws of the PRC, with respect to the Ordinary Shares of the Issuer. This Schedule 13D is filed jointly by the Reporting Persons pursuant to the Rule 13d-1(k) of the Exchange Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1.

The names, business addresses, places of incorporation and principal businesses of the Reporting Persons are as follows:

Bo Yu Limited

Address: Maples Corporate Services (BVI) Limited, Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands

Place of Incorporation: British Virgin Island

Principal Business: Investment holding

Ping An Insurance (Group) Company of China, Ltd.

Address: 47th, 48th, 109th, 110th, 111th, 112th Floors, Ping An Finance Center,
No. 5033 Yitian Road, Futian District, Shenzhen, People's Republic of China

Place of Incorporation: People's Republic of China

Principal Business: Life & Health Insurance, Property and Casualty Insurance, Banking, Asset Management and Technology

The name, business address, citizenship and present principal occupation or employment of each executive officer and each member of the board of directors of each Reporting Person are set forth below:

Directors and Executive Officers of Bo Yu Limited

The following sets forth the name and principal occupation of each of the directors and executive officers of Bo Yu Limited. Each of the following persons is a citizen of the People's Republic of China. The business address of each of the following persons is c/o 47th Floors, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong Province, China.

Name Principal Occupation
Dong, Yanmei Director
Gao, Song Director

Directors and Executive Officers of Ping An Insurance (Group) Company of China, Ltd.

The following sets forth the name and principal occupation of each of the directors and executive officers of Ping An Insurance (Group) Company of China, Ltd. Each of the following persons is a citizen of the People's Republic of China, except that (i) Guo, Michael is a citizen of Australia, (ii) Chearavanont, Soopakij is a citizen of Thailand, (iii) Yang, Xiaoping and Ng, Sing Yip are citizens of Hong Kong, (iv) Ng, Kong Ping Albert is a citizen of Hong Kong and Australia, and (v) Zhang, Xiaolu is a citizen of New Zealand. The business address of each of the following persons is c/o 47th, 48th, 108th, 109th, 110th, 111th and 112th Floors, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong Province, China.

Name Principal Occupation
Ma, Mingzhe Chairman of the Board of Directors
Xie, Yonglin Executive Director, President and Co-CEO
Guo, Michael Executive Director, Co-CEO and Senior Vice President
Cai, Fangfang Executive Director, Senior Vice President
Fu, Xin Executive Director, Senior Vice President
Chearavanont, Soopakij Non-executive Director
Yang, Xiaoping Non-executive Director
He, Jianfeng Non-executive Director
Cai, Xun Non-executive Director
Ng, Sing Yip Independent Non-executive Director
Chu, Yiyun Independent Non-executive Director
Liu, Hong Independent Non-executive Director
Ng, Kong Ping Albert Independent Non-executive Director
Jin, Li Independent Non-executive Director
Wang, Guangqian Independent Non-executive Director
Wang, Zhiliang Employee Representative Supervisor
Huang, Baoxin Senior Vice President
Sheng, Ruisheng Board Secretary and Company Secretary
Zhang, Zhichun Chief Financial Officer (Financial Director)
Guo, Shibang Assistant President and Chief Risk Officer
Zhang, Xiaolu Chief Compliance Officer (retire in March 2025)
Huang, Yuqiang Person-in-charge of Auditing
Residence or business address: See (a)
Present principal occupation or employment: See (a)
Criminal convictions in the last five years: During the last five (5) years, none of the Reporting Persons or, to their knowledge, any of the persons listed in (a) has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See (d)
Citizenship: See (a)

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons were previously eligible to file a statement on Schedule 13G pursuant to Rule 13d-1(b) as qualified institutional investors who acquired all of their Ordinary Shares with working capital.

The Reporting Persons intend to finance the cash required for the Indicative Proposal (as defined in Item 4 below) from internal resources of the Reporting Persons' group.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Ordinary Shares of the Issuer reported herein for investment purposes in the ordinary course of business.

The Reporting Persons periodically review their investment strategies and objectives in light of developments in the markets in which they invest. As part of such review, the Reporting Persons consider the business, operations, and strategic development of portfolio companies invested, and consider from time to time alternatives to the current holding strategies with respect to these portfolio companies, including the Issuer.

On March 1, 2025, Bo Yu delivered a preliminary non-binding proposal (the "Indicative Proposal"), in which Bo Yu proposes to acquire each Ordinary Share not already owned by Bo Yu and its affiliates through a Cayman Islands court-sanctioned scheme of arrangement, for HK$2.068 in cash (the "Cancellation Price"), equivalent to approximately US$7.98 per ADS. Such scheme of arrangement will, inter alia, require the approval by at least 75% of disinterested shareholders at a general meeting of the Issuer, with no more than 10% of all disinterested shareholders voting against it. The Indicative Proposal will be subject to requirements of securities laws and regulations of the United States and of Hong Kong.

The Issuer made an announcement on March 3, 2025 relating to the receipt of the Indicative Proposal.

As provided in the Indicative Proposal, Bo Yu does not anticipate revising the Cancellation Price, and should the Indicative Proposal progress to a firm offer under the Code on Takeovers and Mergers issued by the Securities and Futures Commission of Hong Kong (the "Takeovers Code"), Bo Yu will then confirm its intention not to increase the Cancellation Price.

The Indicative Proposal is preliminary and non-binding and there is therefore no certainty that the Indicative Proposal will ultimately lead to any Offer (as defined in the Takeovers Code) being made in relation to the Ordinary Shares and ADSs, or any transaction in relation to the Ordinary Shares and ADSs.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows (11) and (13) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: Rows (7) to (9) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, none of the Reporting Persons or, to their knowledge, any of the persons listed in (a) of Item 2, has effected any transactions relating to the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Item 5, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth and/or incorporated by reference in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBIT NUMBER DESCRIPTION
99.1 Joint Filing Agreement, dated March 7, 2025, among the Reporting Persons
99.2 Preliminary Non-Binding Proposal to Acquire OneConnect Financial Technology Co., Ltd.
99.3 Announcement issued by OneConnect Financial Technology Co., Ltd. on March 3, 2025 (https://www.sec.gov/Archives/edgar/data/1780531/000110465925019540/tm258075d1_ex99-1.htm)

## Signatures
- Bo Yu Limited: /s/ Dong Yanmei, Dong Yanmei/Director (03/07/2025)
- Ping An Insurance (Group) Company of China, Ltd.: /s/ Xie Yonglin, Xie Yonglin/Executive Director, President and Co-CEO (03/07/2025)